

SEC[illegible] 09058217 [illegible]COMMISSION [illegible]549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8-52628

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:Nanes, Delorme Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Avenue, Suite 12C
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian F. Zucker — 732-536-4646
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daryl Nanes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nanes, Delorme Capital Management LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

NATASHA SANTANOO
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01SA6180915
My Commission Expires Jan. 22, 2012

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NANES, DELORME CAPITAL MANAGEMENT LLC

TABLE OF CONTENTS



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
Nanes, Delorme Capital Management LLC

We have audited the accompanying statement of financial condition of Nanes, Delorme Capital Management LLC as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nanes, Delorme Capital Management LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 25, 2009

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK INTERNATIONAL

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS		
Cash	$	4,130
Due from clearing broker		46,694
Deposit with clearing firm		114,479
Security deposit		12,348
	$	177,651
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	22,156
Commitments		
Member's equity		155,495
	$	177,651

See notes to financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

Revenues	
Advisory fees	$ 1,158,607
Commissions	511,182
Trading income	372,431
Interest and dividends	4,205
Other income	48,690
	2,095,115
Expenses	
Employee compensation and benefits	883,159
Clearing and execution fees	287,613
Professional and consulting fees	38,446
Market data services	20,573
Occupancy	37,044
Regulatory fees	3,229
Communications	10,975
Interest expense	167
Other operating expenses	230,899
	1,512,105
Net income	$ 583,010

See notes to financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	$ 244,485
Net income	583,010
Distributions to member	(672,000)
Balance, December 31, 2008	$ 155,495

See notes to financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	
Net income	$ 583,010
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Securities owned	25,620
Due from clearing broker	59,928
Deposit with clearing firm	(2,125)
Accounts payable and accrued expenses	(7,575)
Net cash provided by operating activities	658,858
Cash flows from financing activities	
Distributions to member	(672,000)
Net decrease in cash	(13,142)
Cash, beginning of year	17,272
Cash, end of year	$ 4,130
Supplemental cash flow disclosures	
Interest paid	$ 167

See notes to financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Nanes, Delorme Capital Management LLC (the Company), a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchanges Commission and is a member of the Financial Industry Regulatory Authority, Inc. It offers investment advice and execution services to the general public.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
Cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations. Balances held at the clearing broker are insured by the Securities Investor Protection Corporation subject to certain limitations.

Clearing Operations
All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays the broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing agents.

Revenue and Expense Recognition
Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Taxes and Accounting for Uncertainty in Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. In June 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). On December 30, 2008 the FASB Staff issued FASB Staff Position 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises", which has deferred the implementation of FIN 48 to fiscal years beginning after December 15, 2008.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes and Accounting for Uncertainty in Income Taxes (Continued)
The FASB is currently reviewing the effects, if any, of implementing FIN 48 as it would affect pass-through entities. In the absence of any guidance, management cannot predict what effect this would have on the Company, since present practice requires the entity to pass through any tax effects to the individual members to be reported on their individual tax returns.

Fair Value of Financial Assets and Liabilities
Financial assets and liabilities are reported at their carrying value which approximates fair value.

2 - DEPOSITS WITH CLEARING BROKERS

The Company is required to maintain a clearing deposit in the amount of $100,000. The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain net capital of $150,000. The Company was not in compliance with this net capital requirement at December 31, 2008. However, after a cash infusion on February 9, 2009, the Company had re-established compliance as noted below.

Net capital at December 31, 2008	$ 141,452
Conversion of J.P. Morgan Clearing Corp. security deposit converted to cash on February 18, 2009	12,348
Cash infusion received February 9, 2009	40,000
Net capital as adjusted	$ 193,800

3 - COMMITMENTS

The Company subleased office facilities and obtained certain administrative services from the clearing broker under a license agreement that expired in 2008. For these facilities and services the Company paid a monthly fee of $4,116. For the year ended December 31, 2008, these charges amounted to approximately $37,000. Subsequent to expiration, the Company moved into new office facilities and is responsible for its own administrative expenses. See related party footnote.

4 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2008 the Company had net capital of $141,452 which exceeded requirements by $41,452. The ratio of aggregate indebtedness to net capital was .157 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

5 - RELATED PARTY TRANSACTIONS

The Company currently subleases space from an affiliated entity. Under the agreement, the Company will pay no rent for the initial year. On the anniversary of the first year, November 1, 2009, an agreed upon rental rate will be negotiated. The Company earned commissions of approximately $168,000 in 2008 with the same affiliate.

6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the executions and settlement of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

SCHEDULE I

NANES, DELORME CAPITAL MANAGEMENT LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

Computation of net capital		
Total member's equity	$	155,495
Deductions and/or charges		
Non-allowable assets		
Security deposit		12,348
Net capital before haircuts		143,147
Haircuts on securities positions		
Other securities		1,695
Net capital	$	141,452
Computation of aggregate indebtedness		
Accounts payable to non-customers includable in aggregate indebtedness	$	22,156
Aggregate indebtedness	$	22,156
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,477
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)		100,000
Excess net capital	$	41,452
Excess net capital at 1000 percent	$	139,236
Ratio: aggregate indebtedness to net capital		.157 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)		
Net, capital, as reported in Company's Part II (unaudited) Focus report.	$	141,452
Increases (decreases) resulting from December 31, 2008 audit adjustments, net		--
Net capital, as included in this report	$	141,452



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Nanes, Delorme Capital Management LLC

In planning and performing our audit of the financial statements of Nanes, Delorme Capital Management LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 25, 2009

NANES, DELORME CAPITAL MANAGEMENT LLC
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52628

YEAR ENDED DECEMBER 31, 2008

AND

INDEPENDENT AUDITORS' REPORT